Exhibit 99.1

GERDAU S.A.

Corporate Taxpayer ID (CNPJ/MF): 33.611.500/0001-19

Publicly Held Company

NOTICE TO THE MARKET

Gerdau S.A. (“Company”) hereby announces to that market that, on November 9, 2018, the Board of Directors approved the 15th issue of non-convertible debentures, in a single series, in the amount of R$1,500,000,000.00, with unit face value of R$1,000.00 on the issue date (“Debentures” and “Issue”, respectively).

The Issue will be the object of a public distribution with restricted placement efforts, pursuant to Instruction no. 476 of the Comissão de Valores Mobiliários (CVM), dated January 16, 2009, and other applicable legal and regulatory provisions, intermediated by financial institutions that are members of the securities distribution system, on a firm commitment basis for all Debentures, being directed at professional investors, as defined under Article 9-A of CVM Instruction no. 539, dated November 13, 2013.

The Debentures will mature in four years as of the issue date, i.e. November 21, 2022, yielding interest corresponding to 106.50% of the cumulative variation in the average daily one-day overnight rate (Interbank Deposit — DI), over extra group, expressed as an annual percentage, based on two hundred and fifty-two (252) business days, as calculated and published daily by B3 in the daily bulletin made available on its website (http://www.b3.com.br).

The net proceeds from the Issue will be used to strengthen the Company’s cash position, aiming to support its general purposes.

The general Issue conditions are detailed in the minutes of the Meeting of the Company’s Board of Directors on November 9, 2018, as well as in the Issue Indenture, both available on the websites of the Company’s Investor Relations department (http://ri.gerdau.com/) and of CVM (http://sistemas.cvm.gov.br).

São Paulo, November 12, 2018.

Harley Lorentz Scardoelli
Executive Vice-President
Investor Relations Officer